Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of Jin Medical International Ltd. (the “Company,” “we,” “our,” or “us”) for the six (6) months ended March 31, 2023, furnished as Exhibit 99.1. to this report.

Overview

Jin Medical International Ltd. through the China-based VIE, Changzhou Zhongjin, and its subsidiaries, design and manufacture wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injury. Our business focuses primarily on wheelchairs. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin, operating expenses, and operating income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “A. Operating Results”.

Revenue

Our revenue is derived primarily from sales of wheelchairs and wheelchair components and living aids products. We rely to a significant extent on our network of dealers to sell our products to end customers. We distribute approximately 98% of our products through qualified dealers. Our revenue is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. In addition, revenue is also impacted by competition, current economic conditions, pricing, inflation, and fluctuations in foreign currencies.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of raw materials, direct labor and other related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of our various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. We purchase, directly and indirectly through third-party suppliers, significant amounts of aluminum, steel, plastics, titanium alloys, as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Raw material price fluctuations may adversely affect our operating results and profitability. From time to time, we purchase and store steel, iron, aluminum, and other raw materials up to 3 months in advance to provide economic buffers regarding portions of our pricing and supply. Due to the impact of Covid-19, some of our wheelchair components, such as tires, we had places orders up to 6 months in advance from suppliers in Taiwan and Japan since October 2021. However, the orders from these suppliers have returned to 3 months for delivery since February 2023. For the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs.

Over the past years, we have invested significant time and energy to achieve cost reduction and productivity improvement in our supply chain. We have focused on reducing raw materials costs through increased volume buying, direct purchasing, and price negotiations. In addition, we achieve manufacturing efficiency by standardizing and optimizing certain procedures across our production cycle such as procurement, engineering and product development, manufacturing, dealer management, and pricing. On the other hand, labor is a primary component in the cost of operating our business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact our operating expenses. And our success also depends on our ability to attract, motivate, and retain qualified employees, including senior management and technically competent employees, to keep pace with our growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by our product mix and availability, as some new or high-end products generally provide higher gross margins. Gross margin is also impacted by prices of our products. We consider many factors such as cost of revenue increases and competitive pricing strategies. We have historically been able to launch new products with higher prices, and these new products can reflect market trends and are designed to meet customer new demand. To achieve this, we seek to maintain continued focus on our R&D efforts that we believe will enhance our existing market positions and allow us to compete into new, attractive, wheelchair and other living aids products categories.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 2.1% and 2.4% of our total revenue for the fiscal years ended September 30, 2022 and 2021, respectively. Our selling expenses accounted for 2.0% and 2.1% of our total revenue for the six months ended March 31, 2023 and 2022, respectively. We expect that our overall selling expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meal expenses and professional service expenses. General and administrative expenses were 9.2% and 8.1% of our revenue for the fiscal years ended September 30, 2022 and 2021, respectively. General and administrative expenses were 9.0% and 10.8% of our revenue for the six months ended March 31, 2023 and 2022, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we became a public company upon the completion of initial public offering.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair and living aids products, depreciation and other miscellaneous expenses. Research and development expenses were 9.9% and 7.5% of our revenue for the fiscal years ended September 30, 2022 and 2021, respectively. Research and development expenses were 6.2% and 9.4% of our revenue for the six months ended March 31, 2023 and 2022, respectively. The decrease is primarily attributable to the decreased research and development activities towards products development, as some of the research and development projects have completed during the six months ended March 31, 2023. However, upon the completion of our initial public offering, we have launched new research and development projects, and will continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes interest expenses, other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Six Months Ended March 31, 2023 and 2022

The following table summarizes the results of our operations during the six months ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended March 31,		Variance
	2023	2022	Amount	%
Revenue	$10,253,163	$9,467,621	$785,542	8.3%
Cost of revenue and related tax	6,722,290	6,335,099	387,191	6.1%
Gross profit	3,530,873	3,132,522	398,351	12.7%

OPERATING EXPENSES
Selling expenses	206,194	201,740	4,454	2.2%
General and administrative expenses	922,188	1,021,717	(99,529)	(9.7)%
Research and development expenses	631,034	892,524	(261,490)	(29.3)%
Total operating expenses	1,759,416	2,115,981	(356,565)	(16.9)%

INCOME FROM OPERATIONS	1,771,457	1,016,541	754,916	74.3%

OTHER INCOME (EXPENSES)
Interest income, net	94,571	69,795	24,776	35.5%
Foreign exchange gain (loss)	(63,253)	60,461	(123,714)	(204.6)%
Other income, net	167,625	129,475	38,150	29.5%
Total other income, net	198,943	259,731	(60,788)	(23.4)%

INCOME BEFORE INCOME TAX PROVISION	1,970,400	1,276,272	694,128	54.4%

INCOME TAX PROVISION	204,053	50,408	153,645	304.8%

NET INCOME	$1,766,347	$1,225,864	$540,483	44.1%

Revenues

We generate revenue primarily from wheelchair products and wheelchair components and living aids products sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our other products consist of wheelchair components and living aids products such as shared healthcare products and related infrastructures, oxygen concentrators, bath aids and rehabilitative devices. Total revenue increased by $785,542, or 8.3%, from $9,467,621 for the six months ended March 31, 2022 to $10,253,163 for the six months ended March 31, 2023.

The following table sets forth the breakdown of our revenue for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Wheelchair	$8,381,323	$7,949,623	$431,700	5.4%
Wheelchair components and other products	1,871,840	1,517,998	353,842	23.3%
Total revenue	$10,253,163	$9,467,621	$785,542	8.3%

Revenue from wheelchair products accounted for 81.7% and 84.0% of our total revenue for the six months ended March 31, 2023 and 2022, respectively. Revenue from wheelchair products increased by $431,700, or 5.4%, from $7,949,623 for the six months ended March 31, 2022 to $8,381,323 for the six months ended March 31, 2023. The increase in revenue from wheelchair products is mainly due to the recovery of our business operations from the COVID-19 pandemic during the six months ended March 31, 2023. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of the COVID-19 was slowed down and it was successfully under control since January 2023, and our business operations have gradually recovered to the level prior to the COVID-19 pandemic which caused an increase in revenue from wheelchair products. The increase was partially offset by the depreciation of RMB against U.S. dollars. The average translation rate for the six months ended March 31, 2023 and 2022 was at RMB 1=US$0.1433 and RMB 1=US$0.1570, respectively, resulting in a decrease of 8.7%.

Revenue from wheelchair components and other products accounted for 18.3% and 16.0% of our total revenue for the six months ended March 31, 2023 and 2022, respectively. Revenue from wheelchair components and other products increased by $353,842, or 23.3%, from $1,517,998 for the six months ended March 31, 2022 to $1,871,840 for the six months ended March 31, 2023. The increase was mainly due to the increased revenue from other products during the six months ended March 31, 2023. Due to the rapid growth of sharing economy in China in recent years, shared wheelchairs and other healthcare products have been mushroomed in the hospitals in China. Previously, we only sold shared wheelchairs to our customers, however, with the increasing demands from our customers, we developed our own shared wheelchair related infrastructures and other shared healthcare products, and started to sell them to our customers during the six months ended March 31, 2023. Meanwhile, the increase was also due to more sales orders of wheelchair components, such as chair stakes, bed stakes and trundles, we received during the six months ended March 31, 2023. The increase was partially offset by the depreciation of RMB against U.S. dollar as mentioned above.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, etc. Our overall cost of revenue and related tax increased by $387,191 or 6.1%, from $6,335,099 for the six months ended March 31, 2022 to $6,722,290 for the six months ended March 31, 2023.

The following table sets forth the breakdown of our cost of revenue and related tax for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Wheelchair	$5,628,285	$5,446,096	$182,189	3.3%
Wheelchair components and others	1,094,005	889,003	205,002	23.1%
Total cost of revenue and related tax	$6,722,290	6,335,099	387,191	6.1%

Cost of revenue and related tax from wheelchair products increased by $182,189, or 3.3%, from $5,446,096 for the six months ended March 31, 2022 to $5,628,285 for the six months ended March 31, 2023. The increase in cost of revenue and related tax from wheelchair products was in line with the increase in revenue from wheelchair products.

Cost of revenue and related tax from wheelchair components and other products increased by $205,002, or 23.1%, from $889,003 for the six months ended March 31, 2022 to $1,094,005 for the six months ended March 31, 2023. The increase in cost of revenue and related tax from wheelchair components and others products was in line with the increase in revenue from wheelchair components and others products.

Gross profit

Our gross profit increased by $398,351, or 12.7%, from $3,132,522 for the six months ended March 31, 2022 to $3,530,873 for the six months ended March 31, 2023. The increase was mainly attributable to the increased gross profit from wheelchair products and wheelchair components and others. Our gross margin remained relatively stable with a slighted increase of 1.3 percentage points from 33.1% for the six months ended March 31, 2022 to 34.4%for the six months ended March 31, 2023.

The following table sets forth the breakdown of our gross profit for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,				Variance
	2023	Margin %	2022	Margin %	Amount	%

Wheelchair	$2,753,038	32.8%	$2,503,527	31.5%	$249,511	10.0%
Wheelchair components and others	777,835	41.6%	628,995	41.4%	148,840	23.7%
Total Gross Profit and Margin %	$3,530,873	34.4%	$3,132,522	33.1%	$398,351	12.7%

The gross profit of wheelchair products increased by $249,511, or 10.0%, from $2,503,527 for the six months ended March 31, 2022 to $2,753,038 for the six months ended March 31, 2023, which was in line with the increase in revenue from wheelchair products. The gross margin remained relatively stable with a slighted increase by 1.3% from 31.5% for the six months ended March 31, 2022 to 32.8% for the six months ended March 31, 2023. The increase was mainly due to the decreased cost per unit as a result of the overall increased production quantity after we recovered from the COVID-19 pandemic during the six months ended March 31, 2023 as compared to the same period last year.

The gross profit of wheelchair components and other products increased by $148,840, or 23.7%, from $628,995 for the six months ended March 31, 2022 to $777,835 for the six months ended March 31, 2023, which was in line with the increase in revenue from wheelchair components and other products. The gross margin of wheelchair components and other products remained stable with a slighted increase by 0.2% from 41.4% for the six months ended March 31, 2022 to 41.6% for the six months ended March 31, 2023.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$10,253,163	100.0%	$9,467,621	100.0%	$785,542	8.3%
Operating expenses:
Selling expenses	206,194	2.0%	201,740	2.1%	4,454	2.2%
General and administrative expenses	922,188	9.0%	1,021,717	10.8%	(99,529)	(9.7)%
Research and development expenses	631,034	6.2%	892,524	9.4%	(261,490)	(29.3)%
Total operating expenses	$1,759,416	17.2%	$2,115,981	22.3%	$(356,565)	(16.9)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses remained relatively stable with a slight increase by $4,454, or 2.2%, from $201,740 for the six months ended March 31, 2022 to $206,194 for the six months ended March 31, 2023. The increase was mainly due to the increased shipping, export and custom clearance fees which is in line with the increased revenue during the six months ended March 31, 2023. However, the increase was partially offset by the decreased promotion and exhibition, as well as the depreciation of RMB against U.S. dollar as mentioned above. As a percentage of revenues, our selling expenses accounted for 2.0% and 2.1% of our total revenue for the six months ended March 31, 2023 and 2022, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses decreased by $99,529, or 9.7%, from $1,021,717 for the six months ended March 31, 2022 to $922,188 for the six months ended March 31, 2023. Our general and administrative expenses (excluding the impact of foreign currency translation) remained relatively stable with a slight decrease by 1.0% for the six months ended March 31, 2023 as compared to the same period last year. However, the decrease was also exacerbated by the depreciation of the RMB against U.S. dollars of 8.7%, as mentioned above. As a percentage of revenues, our general and administrative expenses accounted for 9.0% and 10.8% of our total revenue for the six months ended March 31, 2023 and 2022, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses decreased by $261,490, or, 29.3%, from $892,524 for the six months ended March 31, 2022 to $631,034 for the six months ended March 31, 2023. The decrease is primarily attributable to the decreased research and development activities towards products development, causing a decrease in staff costs and cost related to materials and supplies used, as well as a decrease in designing and outsourcing expenses, as some of the research and development projects have completed during the six months ended March 31, 2023. The decrease was also due to the depreciation of RMB against U.S. dollar as mentioned above. As a percentage of revenues, research and development expenses accounted for 6.2% and 9.4% of our total revenue for the six months ended March 31, 2023 and 2022, respectively.

Other income (expenses)

Our other income (expenses) primarily includes interest expenses incurred on our short-term bank loans, interest income from our short-term investments, foreign exchange transaction gain (loss), government subsidies and others.

Our net interest income was $94,571 for the six months ended March 31, 2023 as compared to net interest income of $69,795 for the six months ended March 31, 2022. The increase in interest income was primarily due to the increased interest income due to more short-term investments we invested as well as increased cash deposited in banks during the six months ended March 31, 2023.

Our foreign exchange transaction loss was $63,253 for the six months ended March 31, 2023, as compared to a foreign exchange transaction gain of $60,461 for the six months ended March 31, 2022, primarily due to the significant fluctuation in foreign exchange rate on our accounts receivables that denominated in foreign currencies such as U.S. dollars and Japanese Yen during the six months ended March 31, 2023.

Our net other income was $167,625 for the six months ended March 31, 2023 as compared to $129,475 for the six months ended March 31, 2022. The increase was mainly due to the increased government subsidies we received during the six months ended March 31, 2023.

Provision for income taxes

Our provision for income taxes was $204,053 for the six months ended March 31, 2023, an increase of $153,645, or 304.8%, from $50,408 for the six months ended March 31, 2022, primarily due to our increased taxable income of Changzhou Zhongjin. Our effective income tax rate increased by 6.5% from 3.9% in the six months ended March 31, 2022 to 10.4% in the six months ended March 31, 2023, primarily due to the decreased research and development tax credit that we were eligible to use to deduct from our taxable income, as we incurred lower research and development expenses in the six months ended March 31, 2023 as compared to the same period last year.

Net income

As a result of the foregoing, we reported a net income of $1,766,347 for the six months ended March 31, 2023, representing a $540,483, or 44.1% increase from a net income of $1,225,864 for the six months ended March 31, 2022.

B. Liquidity and Capital Resources

On March 30, 2023, we closed our initial public offering (the “Offering”) of 1,000,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), at a public offering price of $8.00 per share for total gross proceeds of $8.0 million before deducting underwriting discounts and offering expenses. Net proceeds of our Offering were approximately $6.8 million. In addition, we granted the representative of the underwriters a 45-day option to purchase up to an additional 150,000 Ordinary Shares at the public offering price. On April 6, 2023, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 47,355 Ordinary Shares at the Offering price of $8.00 per share for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. Our Ordinary Shares commenced trading under the symbol “ZJYL” on the Nasdaq Capital Market on March 28, 2023.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC operating entities to transfer their net assets to us through loans, advances or cash dividends. See Risk Factors - Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment. Furthermore, as an offshore holding company with PRC entities, we may only transfer funds to or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we make to our PRC operating entities, including from the proceeds of this offering, are subject to PRC regulations and approvals. See Risk Factors - PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating entities. Please refer to these two risk factors in our registration statement on Form 424B4 for the fiscal year ended September 30, 2022, particularly under the caption “RISK FACTORS”.

As of March 31, 2023, we had $8,684,188 in cash as compared to $4,792,632 as of September 30, 2022, and $4,696,503 in short-term investments as compared to $2,276,158 as of September 30, 2022. We also had $4,161,282 in accounts receivable as compared to $4,084,349 as of September 30, 2022. Our accounts receivable primarily include balances due from third party customers and related parties for our wheelchair and wheelchair component products sold and delivered to third party customers and related parties. As of the date of this report, approximately 88.8%, or $3.4 million of our net accounts receivable balance due from third parties as of March 31, 2023 have been collected. We expect to collect the remaining balance by September 30, 2023. Meanwhile, 72.1%, or $0.2 million of our outstanding balance due from the related parties as of March 31, 2023 have been collected, and the remaining balance is expected to be collected by September 30, 2023. Collected accounts receivable will be used as working capital in our operations. As of March 31, 2023, we had approximately $1.5 million in a short-term bank loan.

As of March 31, 2023, our working capital balance was approximately $21.6 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks, as well as the proceeds we received from the Offering will be sufficient to meet our working capital needs in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as additional bank loans and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

Cash Flows

Six Months ended March 31, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2023	2022
Net cash provided by (used in) operating activities	$2,743,493	$(51,274)
Net cash used in investing activities	(7,073,829)	(40,816)
Net cash provided by (used in) financing activities	8,099,888	(6,468)
Effect of exchange rate change on cash	122,004	68,353
Net increase (decrease) in cash	3,891,556	(30,205)
Cash, beginning of period	4,792,632	3,672,260
Cash, end of period	$8,684,188	$3,642,055

Operating Activities

Net cash provided by operating activities was $2,743,493 for the six months ended March 31, 2023, mainly derived from a net income of $1,766,347 for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in inventories of $447,024 and an increase in accounts payable of $348,579 during the six months ended March 31, 2023.

Net cash used in operating activities was $51,274 for the six months ended March 31, 2022, mainly derived from a net income of $1,225,864 for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable due from third parties of $1,020,725 as we have enhanced our procedure on the collection of accounts receivable balances due from third parties, a decrease in accounts payable of $1,114,051, an increase in inventories of $1,155,446, due to the delay in delivery of our products which was resulted from the travel restriction caused in resurgence of COVID-19 in March 2022, as well as a decrease in deferred revenue of $681,591 during the six months ended March 31, 2022.

Investing Activities

Net cash used in investing activities amounted to $7,073,829 for the six months ended March 31, 2023, and primarily included the payments for short-term investments of $3,152,600 and advances made to related parties of $4,760,469.

Net cash used in investing activities amounted to $40,816 for the six months ended March 31, 2022, and primarily included the payments for short-term investments of $4,239,000, which were partially offset by the redemption of short-term investments of $3,796,902 and repayment of advances made to related parties of $415,410.

Financing Activities

Net cash provided by financing activities amounted to $8,099,888 for the six months ended March 31, 2023, which included the proceeds from short-term bank loan of $1,433,000 and gross proceeds from initial public offerings of $8,000,000, which was partially offset by direct costs disbursed from initial public offerings proceeds of $1,212,779.

Net cash used in financing activities amounted to $6,468 for the six months ended March 31, 2022, which included repayment of amount due to related parties of $6,468.

Contractual obligations

As of March 31, 2023, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Future lease payments (1)	$17,779	$15,375	$175	$175	$175	$175	$1,704
Short-term bank loan (2)	1,456,000	1,456,000	-	-	-	-	-
Total	$1,473,779	$1,471,375	$175	$175	$175	$175	$1,704

(1)	We lease offices and employee dormitories. As of March 31, 2023, our future lease payments totaled $17,779.

(2)	Represents the outstanding principal balance of short-term loan from bank.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2023 and September 30, 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We sell our products through a network of qualified dealers, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. One major dealer and its subsidiaries represented 78.0%, 82.1%, 80.5% and 83.2% of our revenue for the six months ended March 31, 2023 and 2022, and for the fiscal years 2022 and 2021, respectively. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with our largest dealer or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. Therefore, the success of our business in the future depends on our efforts to expand our distribution network and attract new dealers in both existing and new markets. The success in expanding our distribution network will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, dealers and optimize our network of dealers. If our marketing efforts fail to convince dealers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brands and Develop Customer Loyalty

Our portfolio of both wheelchairs and living aids products is comprised of quality products. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including raw materials, direct labor and related production overhead) have a direct impact on our profitability. The raw materials used in the manufacturing of our products are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Raw materials price increases may offset our productivity gains and price increases and may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expenses) and operating expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staff exceed our estimates, our profits may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The wheelchair and living aids markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. We have competitors in China and Japan that manufacture products similar to ours. Some of our current or potential competitors may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than we do, which could result in our competitors establishing a strong market position before our new products are able to enter the market. Additionally, technologies developed by our competitors may render our product uneconomical or obsolete. If we do not compete effectively, our operating results could be harmed.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The growth of the Chinese economy has been slowing down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

COVID-19 Impact

Our business has been adversely affected by the COVID-19 pandemic. The World Health Organization declared the COVID-19 a pandemic on March 11, 2020, after the virus speeded from China to other countries around the world.

Due to a resurgence of the COVID-19 pandemic in March 2022 (“2022 Outbreak”) in China, there have been delays in the purchase of raw material supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Shipments and customer clearance for overseas sales were also delayed due to the stricter border control protocols. Although the situation has eased since mid-May 2022, the number of orders placed by the customers were affected as the business of those customers were negatively impacted by the 2022 Outbreak. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of the COVID-19 was slowed down and it was successfully under control since January 2023, and the Company’s business operations have been recovered to the level prior to the COVID-19 pandemic. Therefore, our revenue and net income (excluding the impact of foreign currency translation) increased by 18.7% and 57.9%, respectively. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 8.7%, which caused an increase in revenue and net income by 12.7% and 44.1%, respectively, during the six months ended March 31, 2023 as compared to the same period last year. Although, the spread of the COVID-19 appears to be under control as of the date of this report, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted, and we may have to scale back again in the future. If this pandemic persists, commercial activities throughout the world could be further curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces. As such, the extent to which the COVID-19 pandemic may impact our operations and financial results in the long-run will depend on its further developments in China and worldwide, which we cannot predict with a reasonable degree of certainty.

E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements and consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our unaudited condensed consolidated financial statements and consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes and (iii) fair value measurements. See “Note 2—Summary of Significant Accounting Policies” to our unaudited condensed consolidated financial statements and consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment and land use right for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the years ended September 30, 2022 and 2021, and for the six months ended March 31, 2023 and 2022.

Allowance for doubtful accounts

We determine the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. We establish general and specific allowance when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our allowance for accounts receivable as of March 31, 2023, September 30, 2022 and September 30, 2021 amounted to $185,289, $114,486 and $96,688, respectively.

Income taxes

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of income and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with relevant local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of March 31, 2023, September 30, 2022 and September 30, 2021, we recorded deferred tax assets of $200,006, $259,460 and $196,350, net of valuation allowance of $15,735, $14,248 and $13,636, respectively.